CUSIP No. 913483103	13G	Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 204.13d-2.

Universal Electronics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

913483103

(CUSIP Number)

November 4, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913483103	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS CG International Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 1,460,000
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,460,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON* FI

*SEE INSTRUCTIONS

CUSIP No. 913483103	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Pacific Cyberworks Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 1,460,000
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,460,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON* FI

*SEE INSTRUCTIONS

CUSIP No. 913483103	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Luen Hung Thomas Lau
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 1,460,000
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,460,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 913483103	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is Universal Electronics Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 6101 Gateway Drive, Cypress, California 90630.

Item 2(a).	Name of Person Filing:

This statement is filed by:

(i)	CG International Holdings Limited (“CGI”), an exempted company incorporated in the Cayman Islands under the Companies Law with limited liability, with respect to the shares of Common Stock directly owned by it;

(ii)	Pacific Cyberworks Limited (“PCL”), a company incorporated in the British Virgin Islands with limited liability, which owns 65.017% of the equity of CGI, with respect to the shares of Common Stock directly owned by CGI; and

(iii)	Mr. Lau, who owns 100% of the equity of PCL, with respect to the shares of Common Stock directly owned by CGI.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of CGI, PCL and Mr. Lau is c/o 20/F, East Point Centre, 555 Hennessy Road, Hong Kong.

Item 2(c).	Citizenship:

CGI is an exempted company incorporated in the Cayman Islands under the Companies Law with limited liability. PCL is a company incorporated in the British Virgin Islands with limited liability. Mr. Lau is a Canadian citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

913483103

CUSIP No. 913483103	13G	Page 6 of 8 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 913483103	13G	Page 7 of 8 Pages

Item 4.	Ownership:

The Reporting Persons’ ownership is as follows:

(a)	Amount beneficially owned: 1,460,000

(b)	Percent of class: 9.9%[1]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 1,460,000

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 1,460,000

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Mr. Lau owns 100% of the equity of PCL. PCL owns 65.017% of the equity of CGI.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Item 2.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]

The percentage used is calculated based on 13,382,147 shares of Common Stock issued and outstanding as of September 30, 2010, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2010 and the 1,460,000 shares of Common Stock issued by the Company pursuant to the Stock Purchase Agreement dated November 3, 2010 between CGI, UEI Hong Kong Private Limited and the Company.

CUSIP No. 913483103	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2010

CG INTERNATIONAL HOLDINGS LTD

By:	/S/ PO WAN IVY LAM
Name:	Po Wan Ivy Lam
Title:	Director

Pacific Cyberworks Limited

By:	/S/ LUEN HUNG THOMAS LAM
Name:	Luen Hung Thomas Lam
Title:	Director

Luen Hung Thomas Lam

/S/ LUEN HUNG THOMAS LAM